90 Park Avenue
New York, NY 10016

212-210-9400
Fax:212-210-9444
www.alston.com

Ashley E. Hufft	Direct Dial: 212-210-9437	E-mail: ashley.hufft@alston.com

January 23, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 2054

Re: Brasil Telecom S.A.
       Form 20-F for Fiscal Year Ended December 31, 2007
       Filed March 11, 2008
       File No. 1-15256

Dear Mr. Spirgel:

     This letter is to advise you that we are very actively working on responses to your letter dated December 22, 2008, to Mr. Paulo Narcélio Simões Amarel of Brasil Telecom S.A. requesting additional information pertaining to the above-referenced matter. We appreciate the extra time you have granted us in order to fully complete our responses. This letter is to advise you that we will provide responses to your letter no later than February 5, 2009 as discussed.

     If you have any questions, please do not hesitate to contact me.

Best regards,

/s/ Ashley E. Hufft

Ashley E. Hufft

AEH:nm

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